LPA Executes Lease Expansion with Scharf at Parque Logístico Callao

Expansion includes double-digit rental rate growth, reflects strong demand in supply-constrained Lima logistics submarket

Lima, Peru – May 21, 2026 - Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company"), today announced the expansion of its existing lease agreement with Scharff Logística Integrada S.A. (“Sharf”) at Building 100 within Parque Logístico Callao, a premier logistics park located adjacent to Jorge Chávez International Airport in Callao, Peru.

Under the agreement, Scharf, an existing tenant at Parque Logístico Callao, will lease an additional 38,438 square feet at Building 100, further expanding its operational footprint within the park. The expanded lease is scheduled to commence on June 1, 2026 and underscores LPA’s continued ability to capture demand and drive occupancy growth, aligned with the Company’s asset‑optimization strategy, in one of Peru’s most supply‑constrained logistics submarkets.

The lease expansion was executed at market‑aligned rental rates and represents a double‑digit increase over the prior lease for the space, reflecting sustained demand for high‑quality, airport‑adjacent logistics facilities and LPA’s ability to capture embedded rental growth within its existing portfolio.

“We are pleased to expand our relationship with Scharf, a long‑standing logistics operator with a growing presence at Parque Logístico Callao,” said Álvaro Chinchayán, Country Manager for Peru at LPA. “This transaction reflects continued demand for high‑quality logistics space in strategically located, airport-adjacent submarkets and reinforces our strategy of supporting customers as they scale operations within our logistics parks.”

Esteban Saldarriaga, Chief Executive Officer of LPA, added: “This lease expansion demonstrates our ability to generate incremental value within our stabilized portfolio by capturing embedded rental growth while deepening relationships with high‑quality customers. Callao remains one of Peru’s most strategic logistics corridors, and demand for institutional‑quality logistics space in this submarket continues to outpace available supply.”

Scharf, one of Peru’s leading third‑party logistics (“3PL”) providers with more than 30 years of operating history, will use the additional space to support auto parts distribution operations for a global automotive brand. The expansion leverages Parque Logístico Callao’s strategic airport‑adjacent location and Class A infrastructure to meet stringent service and performance requirements.

Parque Logístico Callao benefits from direct access to Peru’s primary international airport and major transportation corridors, positioning the park as a preferred location for logistics operators requiring speed, reliability, and connectivity. LPA continues to advance its portfolio through disciplined leasing activity focused on enhancing cash flow visibility, customer quality, and long‑term asset value.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2026, LPA’s operating and development portfolio was comprised of 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,118 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com